[Letterhead of Wachtell, Lipton, Rosen & Katz]




                                October 11, 2006





VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant-Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, District of Columbia  20549

                           Re:      SANOFI-AVENTIS

Dear Mr. Rosenberg:

     As a follow up to our conversation late last week, this is to confirm, on behalf of my client Sanofi-Aventis, that it intends to respond to the Staff's comment letter, dated September 22, 2006, by October 20, 2006. If that changes, I will let you know immediately.

                  Please call me with any questions at (212) 403-1309.

                                        Very truly yours,

                                        /s/ David A. Katz

                                        David A. Katz

/lc

cc:        Tabitha Atkins
           Jean-Claude Leroy
           Laurence Debroux